

September 15, 2010

Michael O'Connor
Chief Financial Officer
J.B. Poindexter & Co., Inc.
600 Travis
Suite 200
Houston, TX 77002

> **Re: J.B. Poindexter & Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-123598**

Dear Mr. O'Connor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Sales

1. Please expand your discussion on the comparison of sales between periods to discuss the impact sales pricing has had on sales. For example, discuss any changes in sales pricing and its impact on your results of operations, including any increases in prices to compensate for increases in the cost of raw materials, or decreases in prices to remain competitive.

Note 10. Long-Term Debt and 8.75% Notes Offering, page 52

2. We note that the 8.75% Notes are guaranteed by each wholly owned subsidiary "subsidiary guarantors." Please tell us your basis for not providing condensed consolidating financial information pursuant to Rule 3-10(f) of Regulation S-X. If it is due to the fact that the parent company has no independent assets or operations, please revise to provide the narrative disclosure required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief